

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2020

Lixin Cai
Chairman and Chief Executive Officer
CXJ Group Co., Ltd.
Room 1903-1, No.1 building, Xizi International Center
Jianggan District, Hangzhou City,
Zhejiang Province, China

> **Re: CXJ Group Co., Ltd**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 30, 2020**
> **File No. 333-248779**

Dear Mr. Cai:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 11, 2020 letter.

Amendment No. 1 to Form S-1 filed on October 30, 2020

Prospectus Summary, page 5

1. We note your response to prior comment 5. Please include your telephone number in this section. See Item 503(b) of Regulation S-K.

2. We note your response to comment 8, and your revised disclosure that the company was dormant from 2001-2019. It appears that you may have intended to include 2011 instead of 2001, if so please revise.

We may require additional capital to support growth, page 11

3. We note your response to prior comment 14. We note your disclosure that you may require additional funds beyond those generated by this offering. This disclosure is inappropriate given that the company will not receive any of the proceeds raised in this offering. Please revise accordingly.

There is limited market for our common stock, page 15

4. We note your response to prior comment 13. You disclose here that your common stock trades on OTC Markets. Please revise to clarify here that your stock trades on the OTC Pink.

Directors and Executive Officers and Corporate Governance
Officer Biographies, page 35

5. We note your response to prior comment 17. Please include the names and ages of all of your officers and directors in the Officer Biographies table including Xinrui Wang, Wenbin Mao and Baiwan Nui. Please also describe the work experience for the past five years of directors Wenbin Mao and Baiwan Nui in this section. Please refer to Items 401(a), (b) and (e) of Regulation S-K.

Financial Statements, page F-1

6. Please update the filing to provide financial statements that comply with Rule 8-08 of Regulation S-X. In addition, revise Management's Discussion and Analysis and other sections to provide updated financial information.

Exhibit 23.1, page X-1

7. Please file an updated auditor's consent with your next amendment.

You may contact Melissa Gilmore, Staff Accountant at (202) 551-3777 or Martin James, Senior Advisor at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Asia Timmons-Pierce, Special Counsel at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing